Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 3, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Battery Future Acquisition Corp. Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-41158

Ladies and Gentlemen:

On behalf of Battery Future Acquisition Corp. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated June 14, 2024, relating to the above-referenced Form 10-K for fiscal year ended December 31, 2023 (the “Form 10-K”). Captions and page references herein correspond to those set forth on the amended Form 10-K.

Capitalized terms used but not defined herein have the meanings ascribed to them on the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2023

Statements of Changes in Shareholders' Deficit, page F-5

1.

Please reconcile the accretion for shares subject to redemption amounts presented herein to the accretion of carrying value to redemption value amounts disclosed in the table on page F-13 for both 2022 and 2023.

The Company has revised the disclosures in the Form 10-K to reconcile the accretion of carrying value to redemption value amounts presented on pages F-5 and F-13 of the financial statements included in the Form 10-K as requested.

GRAUBARD MILLER

Securities and Exchange Commission

July 3, 2024

Notes to Financial Statements

Note 2 - Summary of Significant Accounting

Policies Net Income per Ordinary Share, page F-14

2.

You disclose in Note 1 that you have elected to immediately recognize the changes in the redemption value of your Class A ordinary share subject to possible redemption in accordance with ASC 480-10-S99. Please tell us how you reflected this recognition of changes in redemption value in the allocation of net income to calculate your basic and diluted net income per share. Refer to ASC 260-10-45-59A and 45-60B.

The Company respectfully advises the Staff that the economic rights and obligations are applied equally to both the Class A and Class B ordinary shares. As a result, the changes in the redemption value of Class A ordinary shares subject to possible redemption are allocated between Class A ordinary shares and Class B ordinary shares based on the weighted average number of shares outstanding for the periods presented. For the year ended December 31, 2023, there are 20,693,851 weighted average Class A ordinary shares and 8,625,000 weighted average Class B ordinary shares outstanding, respectively, representing approximately 71% and 29% of the total common shares outstanding, respectively. For the year ended December 31, 2022, there are 34,500,000 weighted average Class A ordinary shares and 8,625,000 weighted average Class B ordinary shares outstanding, respectively, representing approximately 80% and 20% of the total common shares outstanding, respectively. The percentages were used for the allocation of redemption value in each period. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

Jeffrey M. Gallant

cc. Fanghan Sui, Chief Executive Officer